BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), in connection with the Material Fact dated as of June 14, 2018, hereby informs to its shareholders and to the market in general that, at the Extraordinary General Shareholders’ Meetings held on November 5, 2018, its shareholders approved, by majority vote, the amendment and consolidation of the Company’s Bylaws which include, among the amendments effected to adjust the Bylaws to the new Regulation of the Novo Mercado, effective as of January 2, 2018, the extension from one hundred and eighty (180) days to one (1) year of the term during which, in case of vacancy, the positions of Chairman of the Board of Directors and Global Chief Executive Officer may be cumulated by a same person.

In this sense, as informed in the Material Fact dated as of June 14, 2018, the cumulative term of office of the current Chairman of the Board of Directors, Mr. Pedro Pullen Parente, with the position of the Global Chief Executive Officer, is extended for an additional period of six (6) months.

São Paulo, November 6, 2018.

Elcio Ito

Chief Financial and Investor Relations Officer